September 26, 2008
VIA EDGAR
Mr. Robert Telewicz
Mr. Kevin Woody
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: CapitalSource Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed on February 29, 2008
File No. 001-31753
Dear Mr. Telewicz and Mr. Woody:
This letter responds to the Staff’s comment set forth in your comment letter addressed to CapitalSource Inc. (the “Company”) dated September 15, 2008 regarding the Company’s Form 10-K for the year ended December 31, 2007. The Company’s response to the staff’s comment is set forth below the text of the comment from your letter.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Results for the Years Ended December 31, 2007, 2006 and 2005
Adjusted Earnings, page 48
1.	We have considered your response to our prior comment 1. We are still unclear how you have met all of the disclosure requirements in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to Adjusted Earnings. In particular, it is unclear how you have addressed the specific limitations of adjusted earnings and the manner in which management compensates for these limitations. Furthermore, we are unsure where you have discussed the substantive reasons why management believes this measure is useful. Expand your disclosure to include a discussion of how including a performance measure which eliminates the effects of certain adjustments determined in accordance with GAAP is useful to the investors. In your expanded disclosure include portions of the explanations included in your response as appropriate.

Response: Based on the Staff’s comment, we plan to revise our disclosure on Adjusted Earnings in future filings to more clearly state the specific limitations of Adjusted Earnings and the manner in which management compensates for these limitations. We also plan to further discuss the substantive reasons why management believes this is a useful measure to investors. Our revised planned disclosure is as follows (blacklined to show the revision from the disclosure made on page 45 of our Form 10-K for the fiscal year ended December 31, 2007):
Adjusted Earnings. Adjusted earnings represents net income as determined in accordance with U.S. generally accepted accounting principles (“GAAP”), adjusted for certain items~~, including~~. It is limited in that it excludes real estate depreciation, amortization of deferred financing fees, non-cash equity compensation, realized and unrealized gains and losses on investments in RMBS and related derivatives, unrealized gains and losses on other derivatives and foreign currencies, net unrealized gains and losses on investments, provision for loan losses, charge offs, recoveries, nonrecurring items and the cumulative effect of changes in accounting principles, each computed in accordance with GAAP. To compensate for these limitations, we encourage investors to review adjusted earnings in connection with net income and cash flows from operating, investing and financing activities in our consolidated financial statements, to help analyze how our business is performing. Adjusted earnings should not be considered as an alternative to net income or cash flows (each computed in accordance with GAAP).
We view adjusted earnings and the related per share measures as useful and appropriate supplemental measures of our operating performance in addition to net income and net income per share~~. These measures serve as an additional measure of our operating performance~~ because they facilitate evaluation of the company without the effects of certain adjustments determined in accordance with GAAP that may not necessarily be indicative of current operating performance. The use of adjusted earnings is similar to the practices of other REITs who also publish certain non-GAAP measures to supplement their GAAP measures. Since such reporting practice is common in the REIT industry, we believe it is important for us to also utilize a similar non-GAAP measure as supplemental information to provide investors a means to better compare our operating performance to that of other REITs. ~~Adjusted earnings should not be considered as an alternative to net income or cash flows (each computed in accordance with GAAP). Instead, adjusted earnings should be reviewed in connection with net income and cash flows from operating, investing and financing activities in our consolidated financial statements, to help analyze how our business is performing.~~ Adjusted earnings and other supplemental performance measures are defined in various ways throughout the REIT industry. Investors should consider these differences when comparing our adjusted earnings to other REITs.

* * * *
In connection with its responses to the foregoing Staff comment, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions concerning these matters, please do not hesitate to call me at (301) 841-2866.

Sincerely,
/s/ Thomas A. Fink
Thomas A. Fink
Chief Financial Officer

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